CONSENT OF GLENN BEZUIDENHOUT

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 30, 2016, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Glenn Bezuidenhout
Glenn Bezuidenhout
March 30, 2016